First Trust Real Assets Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

June 27, 2022

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Holly Hunter-Ceci

Re:	First Trust Real Assets Fund

File Nos. 333-261593; 811-23763

Dear Ms. Hunter-Ceci:

The following responds to the follow-up comments that you provided via telephone on May 19, 2022, June 15, 2022, and June 24, 2022, in connection with your and the SEC Staff Accountants’ review of the registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register First Trust Real Assets Fund (the “Fund” or “Registrant”). These follow-up comments and responses relate to the comment response letter filed by the Registrant on April 29, 2022 (the “Comment Letter”). The changes to the Fund’s disclosure discussed below are reflected in an amendment to the Fund’s Registration Statement filed on June 17, 2022 or will be reflected in a filing under Rule 424(b)(3) of the Securities Act of 1933, as amended.

General Comments

1.  Comment: The Staff acknowledges the Registrant’s response to Comment 3 of the Response Letter; however, please provide additional information regarding the process and information considered when valuing Private Funds and REITs (including sub-REITs) on a daily basis for the purpose of selling and repurchasing Fund shares.

Response: In response to this comment, Registrant has revised the disclosure contained under “CALCULATION OF NET ASSET VALUE” to add disclosure regarding the process and the information considered when valuing Private Funds and REITs (including sub-REITs). See Appendix A.

2.  Comment: The Staff acknowledges the Registrant’s response to Comment 8 of the Response Letter; however, please disclose the information requested by each of (a), (b), (c) and (d) or advise the Staff why the Registrant believes it is not applicable.

a.	How Shareholders can terminate participation in the DRIP and rights upon termination;

b.	If applicable, that a Shareholder holding shares that participate in the DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP;

c.	The type and amount (if known) of fees, commissions, and expenses payable by participants in connection with the DRIP; if a cash purchase plan option is available, any minimum or maximum investment required; and

d.	How the Fund will handle partial shares.

Response:  In response to this comment, the Registrant has revised the disclosure regarding the DRIP in the Prospectus. See Appendix A. The revised disclosure addresses how Shareholders can terminate participation in the DRIP and their rights upon termination (Comment a) and the type and amount of fees, commission and expenses payable by participants in connection with the DRIP (Comment c) Also, in response to Comment c, there is no cash purchase plan option to the DRIP. Comments b and d are not applicable, since a Shareholder holding shares that participate in the DRIP in a brokerage account will be able to transfer shares to another broker and continue to participate in the DRIP and Shareholders receive newly issued full and partial Shares through the DRIP as if they were purchasing shares directly from the Fund.

Principal Risk Factors

Leverage Risk

3.   Comment: Please disclose that the management fee payable to the Investment Adviser will be higher when the Fund uses leverage than when it does not use leverage and that the Investment Adviser: 1) has a financial incentive to use leverage; and 2) will have a conflict of interest in determining whether to use or increase the use of leverage for the Fund. Please also explain how the Investment Adviser expects to manage this conflict of interest.

Response: The Registrant has added the following disclosure to “Principal Risk Factors - Leverage Risk”:

In addition, the management fee payable to the Investment Adviser or Sub-Adviser will be higher when the Fund uses leverage than when it does not use leverage. Because the Investment Adviser or Sub-Adviser may have a financial incentive to use leverage, there exists a potential conflict of interest in determining whether to use or increase the use of leverage for the Fund. The Fund may use or continue to use leverage when the Adviser believes the benefits to Shareholders of maintaining the leveraged position likely will outweigh any current reduced return due to the costs of the leverage, but expects to reduce, modify or cease its leverage when the Adviser believes the costs of the leverage likely will exceed the return provided from the investments made with the proceeds of the leverage.

Agreement and Declaration of Trust

4.  Comment: In Article IX, section 9.10 of the Agreement and Declaration of Trust, please replace “any of such provisions is in conflict with the 1940 Act,” with “any of such provisions is in conflict with the federal securities laws” or explain to us why such change is not appropriate.

Response: The Registrant has revised the Agreement and Declaration of Trust as requested.

By-Laws

5.   Comment: Please revise Article VII of the By-Laws to state that this article does not apply to claims arising under the federal securities laws. In an appropriate location in the prospectus, please disclose this provision and its corresponding risks even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has revised its By-Laws as requested and added the requested disclosure to the Prospectus.

6.   Comment: Please supplementally confirm that any Sub-REIT will be "primarily controlled," as defined under Section 2(a)(9) of the 1940 Act, by the Fund and that the Fund's control of the Sub-REIT is greater than any other person's control.

Response: The Registrant confirms that any Sub-REIT will be a wholly-owned and controlled subsidiary of the Fund.

7.  Comment: Please supplementally explain how the Fund’s inability to terminate the Expense Limitation and Reimbursement Agreement is consistent with Section 15(a) of the 1940 Act or please revise the disclosure accordingly.

Response: The Registrant respectfully submits that the Fund’s Expense Limitation and Reimbursement Agreement (the “Agreement”) is not subject to Section 15(a) of the 1940 Act because the Investment Adviser does not serve or act as investment adviser of the Fund pursuant to the Agreement. Instead, we respectfully submit that the purpose of the Agreement is to cap the Fund’s expenses, not change the compensation paid to the Investment Adviser. Further, the Agreement does not modify the contractual compensation payable pursuant to the investment advisory agreement with the Investment Adviser. Nevertheless, the Registrant will revise the disclosure to state that:

“The Expense Limitation and Reimbursement Agreement may not be terminated before that date by the Investment Adviser.”

8.   Comment: Please supplementally confirm that the Fund will comply with Rule 18f-4 in establishing a reasonable belief that it will have sufficient cash to meet its obligations with respect to unfunded commitments. In particular, we note the rules condition that the Fund may not take into account cash that may become available from the sale or disposition of any investment at a price that deviates significantly from the market value of those investments.

Response: The Registrant so confirms.

9.   Comment: In the second paragraph of “Private Funds Risk” on page 38, please revise the last sentence for clarity. For example and if accurate: If the Fund is forced to sell a position in order to meet its obligations, it may not obtain favorable pricing or a price consistent with the adviser’s or sub-adviser’s estimation of the investment’s value. In addition, please consider noting the impact that a cash portfolio could have on returns in rising markets.

Response: The Registrant has replaced the last sentence with the following:

Such contractual obligations could (i) make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Investment Adviser’s and Sub-Adviser's strategy, in the case of liquidation, at a price consistent with the estimation of the investment’s value and (ii) hinder the Fund from participating fully in a rapidly rising market if assets need to be held in money market securities, cash or cash equivalents, thereby negatively impacting the Fund’s performance.

10.  Comment: In the fourth paragraph of “Private Funds Risk” on page 38, please replace the second sentence with the wording on page 15, which provides that the Fund will limit its investments in private funds and similar funds to no more than 15% of its assets. Depending on your response, we may have further comments.

Response: The Registrant has replaced the aforementioned sentence with:

The Fund will invest no more than 15% of its assets in Private Funds or other entities that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (excluding, for the avoidance of doubt, the Sub-REITs and other entities that qualify as REITs or that would otherwise qualify for an exemption under Section 3(c)(5) of the Investment Company Act).

11.  Comment: Please delete the reference to the “Investment Company Act” from the disclosure under the heading entitled “Shareholders Rights”.

 Response: The Registrant has deleted the reference as requested.

12.   Comment: Please delete the last sentence of the second paragraph under the heading entitled “Conflicts of Interest”.

   Response: The Registrant has deleted the sentence as requested.

Accounting Comments

13.  Comment: Please consider modifying the disclosure in the second paragraph on page 62 and as applicable, the valuation policy disclosure in general, to recognize that instances may arise that require the retroactive adjustment of the price of a security or the Fund’s NAV in accordance with GAAP.

Response: The Registrant respectfully declines to add such disclosure because the disclosure on page 62 states that there will not be any retroactive adjustment as a result of new information. The instances that would be require the retroactive adjustment of the price of a security or the Fund’s NAV in accordance with GAAP would not arise in the instances described in the paragraph.

* * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (626) 914-1360.

Sincerely,

/s/ JOY AUSILI

Joy Ausili

Cc:   Veena Jain, Faegre Drinker Biddle & Reath LLP

Appendix A

Comment 2 (DRIP disclosure)

The Fund has a dividend reinvestment plan (the “DRIP”). Unless a Shareholder elects to receive cash by contacting the Fund’s Administrator, UMB Fund Services, Inc. at 1-877-779-1999or 235 West Galena Street, Milwaukee, WI 53212, all dividends and/or capital gains distributions declared on Shares will be automatically reinvested in full and fractional Shares at the Fund’s then current NAV. Shareholders who elect not to participate in the DRIP will receive all dividends and capital gains distributions in cash paid by check mailed directly to the shareholder of record or via electronic funds transfer (or, if the Shares are held in street or other nominee name, then to such nominee) by the Administrator as dividend disbursing agent. Participation in the DRIP is completely voluntary and may be terminated or resumed at any time without penalty by notice if received and processed by the Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Such notice will be effective with respect to a particular dividend or other distribution (together, a “Dividend”). Some brokers or dealers may automatically elect to receive cash on behalf of Shareholders who hold their Shares in the broker or dealer’s name and may re-invest that cash in additional Shares. Reinvested Dividends will increase the Fund’s assets on which the Investment Management Fee is payable to the Investment Manager.

Whenever the Fund declares a dividend and/or capital gain payable in cash, non-participants in the DRIP will receive cash and participants in the DRIP will receive the equivalent in Shares. The Shares will be acquired by the Administrator for the DRIP participants’ accounts through receipt of additional unissued but authorized Shares from the Fund (“Newly Issued Shares”).

The Administrator maintains all Shareholders’ accounts in the DRIP and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Shares in the account of each DRIP participant will be held by the Administrator on behalf of the DRIP participant, and each Shareholder proxy will include those Shares purchased or received pursuant to the DRIP. The Administrator will forward all proxy solicitation materials to participants and vote proxies for Shares held under the DRIP in accordance with the instructions of the participants.

Beneficial owners of Shares who hold their Shares in the name of a broker or dealer should contact the broker or nominee to determine whether and how they may participate in, or opt out of, the DRIP. In the case of Shareholders such as banks, brokers or dealers that hold shares for others who are the beneficial owners, the Administrator will administer the DRIP on the basis of the number of Shares certified from time to time by the record shareholder’s name and held for the account of beneficial owners who participate in the DRIP.

There will be no brokerage charges with respect to Shares issued directly by the Fund. The automatic reinvestment of dividends and/or capital gains in Shares under the DRIP will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends and/or capital gains, even though such participants have not received any cash with which to pay the resulting tax. See “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS — TAXATION OF THE FUND — Distributions to Shareholders” below.

The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases in the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

All correspondence or questions concerning the Plan should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at 1-877-779-1999or 235 West Galena Street, Milwaukee, WI 53212.

Comment 1- Revised disclosure regarding fair valuation of private funds and REITs (including Sub-REITs)

Private Funds

The Board has adopted procedures pursuant to which the Fund will value its investments in the Private Funds at fair value. In valuing the Fund’s investments in Private Funds, the Investment Adviser or Sub-Adviser, under the supervision of the Board, considers all relevant information to determine the price that the Fund might reasonably expect to receive from the current sale (or redemption in the case of a Private Fund whose interests carry redemption rights) of the interest in the Private Fund in an arms’ length transaction. Prior to investing in any Private Fund, the Investment Adviser or Sub-Adviser will conduct an initial due diligence review of the valuation methodologies utilized by the Private Fund, which generally shall be based upon readily observable market values when available, and otherwise utilize principles of fair value that are reasonably consistent with those used by the Fund for valuing its own investments. Subsequent to investment in a Private Fund, the Investment Adviser or Sub-Adviser will monitor the valuation methodologies used by each Private Fund for appropriateness in light of the Fund’s obligation to fair value its assets under the Investment Company Act and pursuant to U.S. generally accepted accounting practices (as applicable) for investment companies and will assess the overall reasonableness of the information provided by such Private Fund.

In general, the Fund bases its NAV on valuations of its interests in Private Funds provided by the managers of the Private Funds and/or their agents if such values are received in a timely fashion and are believed to be the most reliable and relevant indication of the value of interests in such Private Fund. These valuations involve significant judgment by the managers of the Private Funds and may differ from their actual realizable value. Under certain circumstances, the Investment Adviser or Sub-Adviser’s Valuation Committee may modify the managers’ valuations based on updated information received since the last valuation date of the Private Fund. The Investment Adviser’s or Sub-Adviser’s Valuation Committee may also modify valuations if the valuations are deemed to not fully reflect the fair value of the investment. Valuations will be provided to the Fund based on interim unaudited financial records of the Private Funds, and, therefore, will be estimates and may fluctuate as a result. For information about the value of the Fund’s investment in Private Funds, the Investment Adviser or Sub-Adviser will be dependent on information provided by the Private Funds, including quarterly unaudited financial statements which, if inaccurate, could adversely affect the Investment Adviser’s ability to value accurately the Fund’s Shares. The Board, the Investment Adviser, the Sub-Adviser and their Valuation Committees may have limited ability to assess the accuracy of these valuations.

Typically, the Fund expects to receive unaudited values from Private Funds on a quarterly basis and audited values on an annual basis. In general, it is anticipated that such valuation information from these Private Funds will generally be available 60 days or more after each quarter-end and/or 120 or more days after each year-end. Therefore, the most recently provided valuation information from these Private Funds for purposes of calculating the Fund’s NAV will typically be adjusted by the Investment Adviser or Sub-Adviser pursuant to the Fund’s Valuation Procedures to estimate the fair value of the interests in such Private Funds, as described below.

Between the periodic valuation periods of the Private Funds, the NAVs of such Private Funds are adjusted daily based on the total return that each Private Fund is estimated by the Investment Adviser or Sub-Adviser to generate during the period. The Investment Adviser's or Sub-adviser’s Valuation Committee monitors these estimates daily and updates them as necessary if macro or individual fund changes warrant any adjustments, subject to the review and supervision of the Board's Valuation Committee. Following procedures adopted by the Board, the Investment Adviser or Sub-Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value such interests at the Private Fund’s NAV as reported by the manager of the Private Fund at the time of the Fund’s valuation, or whether to adjust such value to reflect a premium or discount to the Private Fund’s NAV. In accordance with U.S. generally accepted accounting principles and industry practice, the Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Private Fund. In other cases, as when a Private Fund imposes extraordinary restrictions on redemptions, when other extraordinary circumstances exist, or when there have been no recent transactions in Private Fund interests, the Fund may determine that it is appropriate to apply a discount to the Private Fund’s NAV. Any such decision will be made in good faith, and subject to the review and supervision of the Board. Information that may be considered includes: (i) information provided to the Fund or to the Investment Adviser or Sub-adviser by a Private Fund, or the failure to provide such information as agreed to in such Private Fund’s offering materials or other agreements with the Fund; (ii) relevant news and other public sources; (iii) known secondary market transactions in the Private Fund’s interests (to the extent deemed a credible indication of value); (iv) changes in relevant indices; and (v) significant market events that may not otherwise be captured by changes in valuation of relevant indices.

The Valuation Procedures provide that, where deemed appropriate by the Investment Adviser or Sub-adviser and consistent with the Investment Company Act, investments in Private Funds may be valued at cost. Cost will be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Fund’s investment will be revalued in a manner that the Investment Adviser or Sub-Adviser, in accordance with the Fund’s Valuation Procedures, determines in good faith best reflects approximate market value.

The valuations reported by the managers of the Private Funds, upon which the Fund calculates its NAV may be subject to later adjustment or revision, based on information reasonably available at that time. For example, any “estimated” values from Private Funds may be revised and fiscal year-end NAV calculations of the Private Funds may be audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Information that becomes known to the Fund or its agents after the Fund’s NAV has been calculated on a particular day will not be used to retroactively adjust the price of a security or the Fund’s NAV determined earlier. Prospective investors should be aware that situations involving uncertainties as to the value of investments could have an adverse effect on the Fund’s NAV if the judgments of the Board or the Investment Adviser’s or Sub-adviser’s Valuation Committee regarding appropriate valuations should prove incorrect.

REITs and Sub-REITs

The Board has adopted procedures pursuant to which the Fund will value its investments in the REITs and Sub-REITs at fair value. Prior to investing in any REIT or Sub-REIT, the Investment Adviser or Sub-Adviser will conduct an initial due diligence review of the valuation methodologies utilized by the REIT and Sub-REIT. Subsequent to investment in a REIT or Sub-REIT, the Investment Adviser or Sub-Adviser will monitor the valuation methodologies used by each REIT and Sub-REIT for appropriateness in light of the Fund’s obligation to fair value its assets under the Investment Company Act and pursuant to U.S. generally accepted accounting practices (as applicable) for investment companies and will assess the overall reasonableness of the information provided by such REIT or Sub-REIT. The Investment Adviser or Sub-adviser shall use its best efforts to ensure that each REIT and Sub-REIT has in place policies and procedures that are based upon disclosure of reliable information with adequate policies and practices that include, but are not limited to the following:

•	Property valuation standards and policy that are expected to be applied consistent with U.S. generally accepted accounting practices’ fair value principles and uniform appraisal standards or such comparable standards as may apply to international managers. Real estate investments are required to be valued, (a) internally (by each REIT’s and Sub-REIT’s external property manager) with oversight by the Investment Adviser or Sub-Adviser to assure the reasonableness of and compliance with valuation policies, at least quarterly and (b) externally by an appraiser or other third party on an annual basis. Furthermore, the valuations should be performed with impartiality, objectivity and independence, and with control to demonstrate they have been completed fairly. This includes the maintenance of records of methods and techniques for valuation with sufficient documentation to understand the scope of work completed.

•	Market Value Accounting and Reporting Standards including the production of quarterly financial statements and annual audited financials. This also incorporates quarterly performance measurement and reporting standards for every asset held by the REIT or Sub-REIT.

The Fund values its investments in REITs and Sub-REITs based in large part on valuations provided by the external property managers of the REITs and Sub-REITs or third-party appraisers. These fair value calculations will involve significant professional judgment by the external property managers of the REITs and Sub-REITs in the application of both observable and unobservable attributes. The calculated NAVs of the REITs and Sub-REITs’ assets may differ from their actual realizable value or future fair value. Valuations will be provided to the Fund based on the interim unaudited financial records of the REITs and Sub-REITs and, therefore, will be estimates subject to adjustment (upward or downward) upon the auditing of such financial records and may fluctuate as a result. The Board and the Investment Adviser or Sub-Adviser may not have the ability to assess the accuracy of these valuations. For information about the value of the Fund’s investment in REITs and Sub-REITs, the Investment Adviser or Sub-adviser will be dependent on information provided by the REITs and Sub-REITs, including quarterly unaudited financial statements which, if inaccurate, could adversely affect the Investment Adviser’s ability to value accurately the Fund’s Shares. Because a significant portion of the Fund’s assets are invested in REITs and Sub-REITs, these valuations have a considerable impact on the Fund’s NAV.

For each period that the NAVs of the REITs and Sub-REITs are calculated by the external property managers of such REITs and Sub-REITs, each REITs and Sub-REIT’s NAV is typically adjusted based on the actual income and appreciation or depreciation realized by such REIT or Sub-REIT when the valuations and income are reported. The Investment Adviser or Sub-adviser will review this information for reasonableness based on its knowledge of current market conditions and the individual characteristics of each REIT and Sub-REIT and may clarify or validate the reported information with the applicable external property manager of the REIT or Sub-REIT. The Investment Adviser or Sub-adviser may conclude, in certain circumstances, that the information provided by any such external property manager does not represent the fair value of the Fund’s investment in a REIT or Sub-REIT and is not indicative of what actual fair value would be under current market conditions. In those circumstances, the Investment Adviser’s or Sub-adviser’s Valuation Committee may determine to value the Fund’s investment in the REIT or Sub-REIT at a discount or a premium to the reported value received from the REIT or Sub-REIT. Any such decision will be made in good faith by the Investment Adviser’s or Sub-adviser’s Valuation Committee, subject to the review and ratification of the Board’s Valuation Committee. The Funds’ valuation of each REIT and Sub-REIT is individually updated as soon as the Investment Adviser completes its reasonableness review, including any related necessary additional information validations with the external property manager of the REIT or Sub-REIT, and typically at least within 45 calendar days after the end of each quarter for all REITs and Sub-REITs.

Additionally, between the valuation periods, the NAVs of such REIT or Sub-REITs are adjusted daily based on the total return that each REIT and Sub-REIT is estimated by the Investment Adviser or Sub-Adviser to generate during the current quarter. The Investment Adviser’s or Sub-Adviser’s Valuation Committee monitors these estimates daily and updates them as necessary if macro or individual asset level changes warrant any adjustments, subject to the review and supervision of the Board’s Valuation Committee.

The valuations reported by the managers of the REIT or Sub-REIT, upon which the Fund calculates its NAV may be subject to later adjustment or revision, based on information reasonably available at that time. For example, fiscal year-end NAV calculations of the REIT or Sub-REIT may be audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Information that becomes known to the Fund or its agents after the Fund’s NAV has been calculated on a particular day will not be used to retroactively adjust the price of a security or the Fund’s NAV determined earlier. Prospective investors should be aware that situations involving uncertainties as to the value of investments could have an adverse effect on the Fund’s NAV if the judgments of the Board or the Investment Adviser’s or Sub-adviser’s Valuation Committee regarding appropriate valuations should prove incorrect.